December 11, 2020

Christopher Bellacicco

Disclosure Review and Accounting Office

Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.

Washington, D.C. 20549-0506

Re:         Collaborative Investment Series Trust, File Nos. 811-23306 and 333-221072

Dear Mr. Bellacicco:

On August 28, 2020, the Collaborative Investment Series Trust (the “Trust” or the “Registrant”), on behalf of its series, The SPAC and New Issue ETF (the “Fund”) filed post-effective amendment no. 63 the Trust’s registration statement. The amendment was filed pursuant to Rule 485(a)(2) under the Securities Act of 1933, as amended to add a new series to the Trust. On November 15, 2020, you provided comments by phone to Brian Doyle-Wenger. On December 9, 2020, you provided three additional comments to Mr. Doyle-Wenger. Please find below a summary of those comments and the Registrant’s responses, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the prospectus and statement of additional information.

1.       Comment. Please clarify whether the SPAC units that the Fund will purchase on the secondary market will be SPAC units that recently had an IPO.

Response. The Registrant has revised the disclosure (added language is underlined):

The Fund may purchase units or shares of SPACs that completed an IPO within the last two years on a secondary market or during a SPAC’s IPO.

2.       Comment. Please inform the Staff how SPACs fit within the Fund’s Rule 22e-4 liquidity risk management program? How are they classified within the Funds’ program?

Response. The Fund will be treated as an “In-Kind ETF” for the purposes of compliance with Rule 22e-4. The Registrant and the Adviser have reviewed a proposed sample portfolio for the Fund and note that a significant majority of the holdings would be deemed to be “highly liquid” for the purposes of compliance with Rule 22e-4. The Registrant notes that the Fund will only invest in SPACs that have a minimum capitalization of $100 million.

December 11, 2020

3.       Comment. Please clarify the whether the Fund’s SPAC risk disclosure refers to companies that were SPACs or refers to separate companies.

Response. The Registrant has revised the existing disclosure (added text is underlined):

SPAC Risk: The Fund invests in SPACs and companies that have completed an IPO ~~and SPACs~~.

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If you have any questions or additional comments, please call the undersigned at (614) 469-3294 or the Andrew Davalla at (614) 469-3353.

Sincerely,

/s/ Brian Doyle-Wenger
Brian Doyle-Wenger